Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

ExamWorks Group, Inc.:

We consent to the use of our report dated June 29, 2011, with respect to the consolidated balance sheets of Premex Group Limited  as of  November 30, 2010 and 2009, and the related consolidated profit and loss accounts and cash flow statements for each of the years in the two-year period ended November 30, 2010 which report appears in the Form 8-K/A of ExamWorks Group, Inc. dated July 1, 2011, incorporated herein by reference.

Our report dated June 29, 2011 includes an explanatory paragraph that states that accounting principles generally accepted in the United Kingdom vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

/s/ KPMG LLP
Manchester, United Kingdom
November 15, 2011